                                                                   Exhibit 12(b)

                            CONSUMERS ENERGY COMPANY

       Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
                              (Millions of Dollars)

                                                     Years Ended December 31

                                             2004    2003      2002     2001    2000
                                            -----    -----    -----    -----    -----
Earnings as defined (a)
Pretax income from continuing operations    $ 439    $ 333    $ 543    $ 296    $ 421
Exclude equity basis subsidiaries (c)          (1)     (42)     (53)     (38)     (57)
Include equity basis dividends
received (c)                                    -       45       15        8       10
Fixed charges as defined, adjusted to
exclude capitalized interest of $(25),
$9, $12, $6 and $2 for years ended
December 31, 2004, 2003, 2002,
2001, and 2000, respectively. (d)
                                              373      255      225      241      231
                                            -----    -----    -----    -----    -----
Earnings as defined                         $ 811    $ 591    $ 730    $ 507    $ 605
                                            =====    =====    =====    =====    =====

Fixed charges as defined(a)
Interest on long-term debt(b)               $ 328    $ 241    $ 153    $ 151    $ 141
Estimated interest portion of lease
rental                                          4        7       10       11       11
Other interest charges                         13       13       27       41       44
Preferred securities dividends and
distributions(b)                                3        3       47       44       37
                                            -----    -----    -----    -----    -----
Fixed charges as defined                    $ 348    $ 264    $ 237    $ 247    $ 233
                                            =====    =====    =====    =====    =====
Ratio of earnings to fixed charges and
preferred securities dividends and
distributions                                2.33     2.24     3.08     2.05     2.60
                                            ======   =====    =====    =====    =====

NOTES:

(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) We determined that we do not hold the controlling interest in our trust preferred security structures. Accordingly, those securities have been deconsolidated as of December 31, 2003. Therefore, our trust preferred securities that were previously included in mezzanine equity, have been eliminated due to deconsolidation and are reflected in Long-term debt - related parties.

(c) In 2004, we consolidated the MCV Partnership and the FMLP in accordance with Revised FASB Interpretation No. 46.

(d) Fixed charges, adjusted as defined, excludes $25 million of previously capitalized interest that was expensed for the year ended December 31, 2004. Capitalized interest includes a $30.8 million reversal of previously recorded AFUDC/IDC on capital expenditures covered by Public Act 141.